AGAPE ATP CORPORATION

VIA EDGAR

September 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Laura Crotty

Re:	AGAPE ATP CORPORATION Registration Statement on Form S-1 File No. 333-239951

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Agape ATP Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on September 29, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ How Kok Choong
How Kok Choong Chief Executive Officer and Director

cc:	Loeb & Loeb LLP Hunter Taubman Fischer & Li LLC